FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1

Notice of Redemption for 14,000,000 Santander Finance Preferred S.A., Unipersonal Floating Rate Non-Cumulative Series 6 Guaranteed Preferred Securities (par value U.S. $25.00 per security) originally issued by “Santander Finance Preferred, S.A. Unipersonal” and guaranteed by Banco Santander, S.A.

Item 1

NOTICE OF REDEMPTION

BANCO SANTANDER, S.A.

TO REDEEM ITS

14,000,000 Santander Finance Preferred S.A., Unipersonal Floating Rate Non-Cumulative Series 6 Guaranteed Preferred Securities (par value U.S. $25.00 per security) originally issued by “Santander Finance Preferred, S.A. Unipersonal” and guaranteed by Banco Santander, S.A.”
(the “Preferred Securities”).

ON 5 DECEMBER 2020

ISIN: US05971K4067

MADRID, Spain, 26, October, 2020 – Banco Santander, S.A. (the “Company”) announced today that, according to the relevant Prospectus dated 22 October 2007 (the “Prospectus”), the Company has decided to redeem in full the 14,000,000 Santander Finance Preferred S.A., Unipersonal Floating Rate Non-Cumulative Series 6 Guaranteed Preferred Securities (par value U.S. $25.00 per security) originally issued by “Santander Finance Preferred, S.A. Unipersonal” and guaranteed by Banco Santander, S.A.”, on 5 December 2020 (the “Early Redemption Date”).

On the Early Redemption Date, the Company will pay the liquidation distribution to each holder, equal to the U.S. $25.00 nominal value per preferred security, plus the accrued and unpaid Distribution (as this term is defined in the Prospectus) at the rate of 4,00% per annum for the then-current quarterly distribution payment period to the Early Redemption Date.

The ISIN number for the Instruments is US05971K4067.

Distributions will cease to accrue on the Preferred Securities on the Early Redemption Date.

In connection with the redemption, Computershare will serve as the Issue and Paying Agent. The address for the Issue and Paying Agent is:

Computershare Inc.

150 Royall Street

Canton, MA 02021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 26, 2020	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer